SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received, on this date, from B3 – Brasil, Bolsa, Balcão, the Official Letter 742/2019-SLS, below transcript, requesting clarification of a report published by Agência Estado – Broadcast, on 12/10/2019, under the title “Eletrobras/Ferreira: Government may have 45% in capitalization’, according to which, among other information, that the trend is that the shares that will be with the government are worth twice the present value in a possible new share offering

Free translation of the Official Letter 1,099/2019-SLS:

December 10, 2019

1,099/2019-SLS

Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Ms. Elvira Baracuhy Cavalcanti Presta

CFO and IRO

Ref.: Request for news press release

Dear Sirs

In a report published by Agência Estado – Broadcast, on 12/10/2019, under the title “Eletrobras/Ferreira: Government may have 45% in capitalization, it is stated, among other information, that the trend is that the shares that will be with the government are worth twice the present value in a possible new share offering

We ask for clarification on the item indicated, until 9 am of 12/11/2019, with its confirmation or not, as well as other information considered important.”

In consideration of the above-mentioned Official Letter, we clarify that:

1.        The news deals with the potential amount of Eletrobras’ capital increase, with the consequent dilution of the shareholding of the Federal Government, as controlling shareholder of Eletrobras, in the privatization process of Eletrobras;

2.        In an event held on this date at the Rio de Janeiro Commercial Assembly, Eletrobras CEO Wilson Ferreira Junior explained, when asked about the potential amount of capital increase, that the amount depends on the assessment to be made by the National Council of Energy Policy (“CNPE”), about the grant to be paid for the decotization of the plants extend by Law 12,783/2013, which has not yet occurred;

3.        The evaluation by CNPE shall only take place after approval of Bill No. 5,877/2019, sent to the Chamber of Deputies, which discusses the proposal for privatization of Eletrobras, according to the Relevant Fact of November 5, 2019;

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

4.        In the answer cited above, the Eletrobras CEO rightly pointed out that the numbers so far are merely illustrative and exemplary and that they should not be considered precisely because the assessment of the CNPE did not occur and is therefore speculative;

5.        Therefore, the Company does not confirm the volume of capital increase and percentage of dilution of the Federal Government, mentioned in the report published by Agência Estado – Broadcast, since the matter disregarded the important caveat made by the CEO of the Company to be dealing with numbers hypothetical and exemplary;

6.        In light of the foregoing, there is no relevant information that has not been adequately disclosed by the Company through Relevant Facts.

Rio de Janeiro, December 10, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.